Exhibit D.1


                                   December 16, 1996


Mr. Robert J. Murphy
Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

Re:  The Connecticut Light and Power Company
     Application With Respect to
     Interest Rate Management Instruments

Dear Mr. Murphy:

     The Connecticut Light and Power Company ("CL&P" or the "Company"), a public service company within the meaning of Section 16-1 of the General Statutes of Connecticut, Revision of 1958, hereby applies to the Department for approval, pursuant to Section 16-43 of said General Statutes, to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward rate agreements or any other similar agreements ("Interest Rate Management Instruments") for the period ending December 31, 2001, in a total notional principal amount not to exceed 25% of the Company's total outstanding debt at any one time.

     The Company is seeking authority to employ various types of Interest Rate Management Instruments as a means of (i) prudently managing its portfolio of outstanding long-term and short-term debt, such that it can achieve some degree of control over the impact on earnings and customer rates resulting from movements in interest rates, and (ii) prudently managing the risk associated with the issuance of new long-term and short-term debt.

     The Company adopts in support of this application the written testimony and exhibits listed in Appendix I hereto. This application, the written testimony, and exhibits listed in Appendix I hereto set forth all the documents required to be filed by the Company and which the Company deems necessary and desirable to support the granting of this application.

     The following information is supplied as part of this application:

     A. The exact legal name of the applicant and its principal place of business:

          The Connecticut Light and Power Company
          107 Selden Street
          Berlin, Connecticut  06037

     B. The Company is a corporation specially chartered by the General Assembly of the State of Connecticut.

     C. The name, title, address and telephone number of the attorney or other person to whom correspondence or communications in regard to this application are to be addressed:

          David R. McHale
          Assistant Treasurer - Finance
          The Connecticut Light and Power Company
          c/o Northeast Utilities Service Company
          P.O. Box 270
          Hartford, Connecticut 06141-0270
          (860) 665-5601

          and

          Jane P. Seidl, Esq.
          Senior Counsel
          The Connecticut Light and Power Company
          c/o Northeast Utilities Service Company
          P.O. Box 270
          Hartford, Connecticut 06141-0270
          (860) 665-5051

     The Company respectfully requests the approval of the Department pursuant to said Section 16-43 of the General Statues of Connecticut to enter into, perform, purchase and sell the Interest Rate Management Instruments.

     Enclosed herewith are one (1) original and twenty-two (22) copies of this application, together with prepared testimony and exhibits.

                    Very truly yours,

                    THE CONNECTICUT LIGHT AND POWER COMPANY


                    BY:/s/David R. McHale
                         Assistant Treasurer - Finance
                         The Connecticut Light and Power Company


cc:  Office of Consumer Counsel


     THE CONNECTICUT LIGHT AND POWER COMPANY

     APPENDIX I

                      Testimony and Exhibits
           filed as part of Application With Respect to
               Interest Rate Management Instruments

A. Testimony of David R. McHale, Assistant Treasurer - Finance of The Connecticut Light and Power Company

B.    Exhibits to Testimony

 1.   International Swap Dealers Association, Inc. Master Agreement.

 2.   Financial Risk Management Program Policies and Practices.

 3. Application/Declaration on Form U-1 in File No. 70-8895 with Respect to Interest Rate Management Instruments and amendments thereto filed with the Securities and Exchange Commission (SEC), and the SEC's comment letter dated September 5, 1996, concerning the Company's application, and the SEC's approving order.

 4. Form 10-K of Northeast Utilities and The Connecticut Light and Power Company for the year ended December 31, 1995.

 5. Forms 10-Q of The Connecticut Light and Power Company for the quarters ended March 31, 1996, June 30, 1996 and September 30,1996.

 6. Forms 8-K of The Connecticut Light and Power Company dated January 31, 1996, March 30, 1996, April 15, 1996, June 6, 1996, June 18,
      1996, June 28, 1996, July 22, 1996 and August 19, 1996.

 7.   Proxy Statement of Northeast Utilities.

 8.   1995 Annual Report to Shareholders of Northeast Utilities.

 9.   1995 Annual Report to Shareholders of The Connecticut Light and
      Power Company.


                                              Exhibit A

 TESTIMONY OF DAVID R. MCHALE

Q:    Will you please state your position with The Connecticut Light and Power
 Company ("CL&P" or  the "Company")?

A:    I am the Assistant Treasurer - Finance of the Company.  I am also the
 Assistant Treasurer of Northeast Utilities Service Company ("NUSCO") and of Northeast Utilities ("NU").

Q:    Will you please state the relationship of NUSCO to CL&P?

A:    NUSCO is a system service company that provides, among other things, financial planning services to the affiliated companies of the NU
 System. The applicant in this proceeding, CL&P, together with Public Service Company of New Hampshire, Western Massachusetts Electric Company and Holyoke Water Power Company, are the largest operating companies in this System.

                    DESCRIPTION OF TRANSACTION

Q:    Will you please describe the application that is the subject of this hearing?

A:    The Company is requesting the Department's approval to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward rate agreements or any other similar agreements ("Interest Rate Management Instruments") for the period ending December 31, 2001, in a total notional principal amount not to exceed 25% of the Company's total outstanding debt. The Company will use these various types of Interest Rate Management Instruments as a means of (i) prudently managing its portfolio of outstanding long-term and short-term debt, such that it can achieve some degree of control over the impact on earnings and customer rates resulting from movements in interest rates, and (ii) prudently managing the risk associated with the issuance of new long-term and short-term debt.

Q:    Please describe the standard by which the Company will assess whether to enter into Interest Rate Management Instruments?

A:    The Company's objective is to optimize its variable-to-outstanding debt ratio and mitigate the exposure of customer rates and earnings to changes in interest rates. Accordingly, the Company will manage its debt portfolio in accordance with prudent financial management practices and make an assessment of the projected impact on the Company's rate tariffs and earnings per share. Such management includes, but is not limited to, an analysis of (i) current and projected levels of interest rates, (ii) the current level of the Company's debt, (iii) future debt maturities, and (iv) future financing requirements.

Q:    Will you please describe how Interest Rate Management Instruments will allow the Company to achieve such an objective?

A:    Interest Rate Management Instruments are the tools by which the Company can achieve such balance by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt, and (iv) providing an option to enter into Interest Rate Management Instrument transactions in future periods for both existing exposures and planned issuances of debt securities.

Q:    What limits will the Company apply to its use of Interest Rate
 Management Instruments?

A:    The notional principal amount of Interest Rate Management Instruments for the Company will not exceed 25% of its total outstanding debt at any one time. "Total outstanding debt" is defined for this purpose as the sum of the outstanding short-term and long-term debt rounded to the nearest million dollars. At September 30, 1996, CL&P's total outstanding debt was $2,057,035,000 and the related proposed limit of notional principal amount would have been $514,259,000.

 Furthermore, in no case will the notional principal amount of any Interest Rate Management Instrument exceed that of the underlying debt instrument and related interest rate exposure. In other words, the Company will not engage in "leveraged" or "speculative" transactions. In addition, the Company proposes to limit the tenor of Interest Rate Management Instruments to the maximum maturity of the underlying Company debt, or the maturity of anticipated specific future debt issuances, proportionate to the amount of indebtedness at each maturity level.

Q:    What interest rate indices are proposed for the Interest Rate Management
 Instruments?

A:    The underlying interest rate indices of such Interest Rate Management
 Instruments will closely correspond to the underlying interest rate indices of the Company's debt to which such Interest Rate Management Instruments relate. Such indices currently include, but are not be limited to, (i) floating rate indices such as the London Interbank
 Offered Rate (LIBOR), prime rate, certificate of deposit rates, commercial paper indices, the Federal funds rate, the J. J. Kenny high grade tax-exempt rate, and the Public Securities Association Index tax-exempt rate, and (ii) fixed rate indices such as United States Treasury note and bond rates and long-term municipal bond rates.

Q:    Please describe the terms and conditions of the proposed Interest Rate
 Management Instrument transactions?

A:    The terms and conditions of the proposed Interest Rate Management
 Instrument transactions will be the same or substantially similar to those of the International Swap Dealers Association, Inc. (ISDA) Master Agreement (Master Agreement), the form of which is filed as Exhibit B.1. The Company would enter into an individual Master Agreement with each proposed counterparty. A confirmation pursuant to the Master Agreement would identify the nature of each individual transaction, the applicable notional principal amount, effective date, maturity, rates involved and other pertinent terms and conditions.

 The Company will enter into Interest Rate Management Instruments with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+"", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps. Additionally, at all times at least 75% of the outstanding aggregate principal amount of Interest Rate Management Instruments will be held by counterparties possessing Standard & Poor's Corporation credit ratings of "A" rating or higher or equivalent rating. In accordance with the ISDA Master Agreement, it is anticipated that each party to a proposed Interest Rate Management Instrument transaction will have the right to terminate such transactions by making early termination payments. Attached hereto as Exhibit B.2 is a copy of the Financial Risk Management Program Policies and Practices for the Company, setting forth the guidelines and procedures for participating in Interest Rate Management Instruments.

Q:    Has the Department previously authorized the Company to enter into
 Interest Rate Management Instruments?

A:    Yes.  In 1985, the Department authorized the Company to enter into an interest rate swap covering various outstanding long-term debt of the Company, in which the Company agreed to make payments to a counterparty based on a fixed principal amount of up to $350 million and a fixed interest rate, in return for the counterparty's agreement to make payments to the Company based on the same principal amount at a floating interest rate to be determined by the parties. (Docket No. 85-11-14).
 This Application is based on the same principles, only with respect to the entire portfolio of the Company's debt, in order to enhance efficiency and flexibility. A similar arrangement for the Company was approved by the Department in Docket No. 83-02-26.

Q:    Could you please provide us with an example of how an interest rate swap works?

A:    A simplified interest rate swap could work as follows:  The Company holds a 3-year $20 million term note that has a variable interest rate based on LIBOR. In order to minimize the Company's exposure to an interest rate increase, the Company would agree to pay a counterparty a fixed interest rate plus a credit spread on a notional amount of $20 million for a period of 3 years. In exchange the counterparty would agree to pay the Company LIBOR on the same notional amount and term.
 The actual swap payments for the Company would equal the difference between LIBOR and the fixed rate plus the credit spread multiplied by the notional amount for the particular interest period in question.


                      ADDITIONAL INFORMATION

Q:    Will you please describe the projected costs for entering into Interest
 Rate Management Instruments?

A:    Interest Rate Management Instruments are subject to numerous variables which will affect their cost, including (i) tenor, (ii) the strike rate, or the rate at which it becomes effective, (iii) volatility of interest rates, (iv) the current and projected level of interest rates, (v) the notional principal amount of the Interest Rate Management Instrument, and (vi) market variables such as the liquidity of the specific Interest Rate Management Instrument. As such, it is difficult for the Company to estimate the price it will pay for Interest Rate Management Instruments. However, the Company will undertake to limit the transaction costs of Interest Rate Management Instruments. The cost of instruments requiring upfront payments such as interest rate caps will be limited to 5% of the principal amount of the transaction. In the case of a sale of an Interest Rate Management Instrument such as one with an interest rate floor, the Company could use such proceeds to lower the purchase price of a corresponding Interest Rate Management Instrument, such as an interest rate cap pertaining to the same debt obligation.

 Additionally, the Company will not enter into (a) a floating-to-fixed interest rate swap in which the swap fixed interest rate would exceed the higher of (i) 200 basis points over the yield on U.S. Treasury obligations of comparable maturities or (ii) the fixed interest rate similar issuers pay in respect of comparable debt bearing comparable maturities; and (b) a fixed-to-floating interest rate swap in which the swap floating interest rate would be more than 200 basis points over the applicable index rate used for the swap. Furthermore, the Company will enter into a floating-to-fixed interest rate swap, as opposed to reducing its floating rate debt and issuing a fixed-rate note of a comparable maturity, only if the estimated costs associated with the floating-to-fixed interest rate swap, including transactions costs, are less than the costs of issuing the fixed rate debt and costs, if any, or prudently reducing the floating rate debt.

 Additional expenses based on NUSCO employee hours expended for Interest Rate Management Instrument transactions entered into in the past, including but not limited to the analysis, negotiation, documentation and closing of such contracts, are estimated to not exceed $10,000 per transaction. In general it is believed that the actual costs may be less than $10,000, however, some margin is necessary for unanticipated transaction costs and/or for additional time and resource requirements needed to thoroughly understand newly fashioned and possibly more sophisticated transactions.

Q:    How does the Company's credit ratings affect the pricing of an Interest
 Rate Management Instrument?

 The Company's credit ratings would primarily affect the pricing of the Company's underlying debt instrument. The Company's credit ratings are not expected to affect the pricing of Interest Rate Management Instruments, but they could affect other terms of an Interest Rate Management Instrument, such as the notional amount, term or collateral requirements requested by the Counterparty.

Q:    How will the Company track service company costs and outside service expenditures for each interest rate management instrument?

A:    Only actual costs of services incurred in connection with a specific
 Interest Rate Management Instrument transaction will be charged to the relevant NU System Company. The core of NU's accounting system is provided by a computer program known as the Management Information and
 Budgeting System ("MIBS").   MIBS controls (i)the processing of actual
 charges inputed from source systems such as payroll and purchasing, (ii) the database reconciliations to assure that all transactions are correct, (iii) the processing of allocations and NU System Company billings and (iv) the performance of all internal and external financial reporting.

Q:    Are the proposed transactions subject to the jurisdiction of the
 Securities and Exchange Commission ("SEC")?

A:    Yes.  The proposed transactions are subject to the jurisdiction of the
 SEC under the Public Utility Holding Company Act of 1935 ("Act"), and an application/declaration was filed under that Act on August 6, 1996. Attached hereto as Exhibit B.3 is the SEC application and amendments thereto, the SEC's letter to the Company dated September 5, 1996, reflecting its detailed comments, and the SEC's approving order.

Q:    How will the Company report the extent of its Interest Rate
 Transactions?

A:    The Company will fully disclose in its financial statements the extent of its Interest Rate Management Instrument transactions in accordance with current and future requirements of the SEC, generally accepted accounting principles, and Financial Accounting Standards Board practices. Current financial statements disclosures include (i) notional principal amount and (ii) market value of outstanding Interest Rate Management Instruments outstanding. The Company also undertakes to make additional filings with the Department, which are consistent with the requirements set forth in its application to the SEC. See, Exhibit B.3.

Q:    Have you provided financial statements of the Company?

A:    Yes.  Copies of the Company's annual report to the SEC on Form 10-K for the year ended December 31, 1995, its quarterly reports to the SEC on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and
 September 30, 1996 and its current reports to the SEC on Form 8-K dated January 31, 1996, March 30, 1996, April 15, 1996, June 6, 1996, June 18,
 1996, June 28, 1996, July 22, 1996 and August 19, 1996 are filed herewith as Exhibits B.4, B.5 and B.6, respectively. A copy of NU's most recent proxy statement, NU's 1995 annual report to shareholders and the Company's annual report to shareholders are filed herewith as Exhibits B.7, B.8 and B.9.

 Pro forma financial statements are not included in this filing because the Company believes it is difficult to reflect the impact of what could be numerous strategies designed to meet the Company's objectives outlined above, namely management of the Company's existing and future portfolio of long-term and short-term debt, such that the Company achieves a balanced exposure to changes in interest rates as measured by a ratio of total variable rate debt to total debt and the resulting impact of the Company's earnings, and management of the risks associated with the issuance of new short-term and long-term debt.

Q:    Have the Interest Rate Management Instruments been approved by the
 Company's Board of Directors?

A:    The Company's Board of Directors will adopt approving resolutions of specific transactions as are required by law or requested by counterparties.

Q:    Does that complete your testimony, Mr. McHale?

A:    Yes. I have nothing further to offer at this time.